Exhibit 99.1

Condensed Interim Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the Three and Nine Months Ended July 31, 2013 and 2012

(Unaudited – expressed in U.S.dollars)

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS

Section			Page
A)		Condensed Interim Consolidated Financial Statements (unaudited)	3-6
B)		Footnotes:
	1.	Reporting Entity and Nature of Business	7
	2.	Going Concern	8
	3.	Basis of Presentation	9
	4.	Summary of Significant Accounting Policies	10
	5.	New Standards and Interpretations Issued but not yet Adopted	10
	6.	Promissory Note Receivable	11
	7.	Deferred Development Costs	12
	8.	Intangible Assets and Patents	12
	9.	Share Capital, Stock Options and Loss per Share	13-14
	10.	Private Placements, Derivative Warrant Liability and Common Share Purchase Warrants	15-16
	11.	Bridge Loans	16-17
	12.	Contributed Surplus	18
	13.	Income Taxes	19
	14.	Expenses	20
	15.	Management Compensation and Related Party Transactions	21
	16.	Commitments	22
	17.	Contingencies	22
	18.	Financial Risk Management	23-25
	19.	Segmented Information	25
	20.	Subsequent Events	25-26

MICROMEM TECHNOLOGIES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited, expressed in United States dollars)

	July 31,	October 31,
	2013	2012
		(audited)
Assets
Current assets:
Cash	$84,817	$245,029
Deposits and other receivables	162,184	46,062
Promissory note receivable (Note 6)	-	-
	247,001	291,091

Property and equipment, net	11,438	5,787
Deferred development costs (Note 7)	994,270	718,163
Intangible assets, net (Note 8)	101,599	116,113
Patents, net (Note 8)	144,448	49,124
	$1,498,756	$1,180,278

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 11)	$290,014	$442,934
Accounts payable and accrued liabilities	487,027	579,830
Derivative warrant liability (Note 10)	488,551	1,061,544
	$1,265,592	$2,084,308
Shareholders' Equity (Deficiency)
Share capital: (Note 9)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
151,150,225 common shares (2012: 136,430,555)	$56,611,848	$54,728,239
Equity component of bridge loans (Note 11)	1,557	1,557
Contributed surplus (Note 12)	27,014,965	26,634,177
Deficit	(83,395,206)	(82,268,003)
	233,164	(904,030)

	$1,498,756	$1,180,278

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited, expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

	Three Months Ended July 31		Nine Months Ended July 31
	2013	2012	2013	2012

Costs and expenses (income):
Administration (Note 14)	$73,699	$181,497	$297,164	$399,970
Professional, other fees and salaries (Note 14)	333,430	352,894	1,056,532	1,065,743
Stock based compensation (Note 9)	-	-	168,386	430,856
Research and development	19,406	724	122,738	12,201
Travel and entertainment	49,397	39,954	138,881	107,671
Amortization of property and equipment	1,132	1,103	3,205	3,309
Amortization of intangible assets and patents (Note 8)	4,838	4,838	14,514	14,514
Foreign exchange	3,235	1,805	3,653	(2,970)
Loss from operations	485,137	582,815	1,805,073	2,031,294

Other expenses
(Gain) loss on revaluation of embedded derivatives	-	-	(40,750)	-
(Gain) loss on revaluations of derivative warrants liability	(224,106)	(75,736)	(1,070,202)	1,349,945

Net loss before income taxes	(261,031)	(507,079)	(694,121)	(3,381,239)

Income taxes (Note 13)	-	-	-	-

Net loss and comprehensive loss	$(261,031)	$(507,079)	$(694,121)	$(3,381,239)

Loss per share - basic and diluted	-	-	-	$(0.03)

Weighted average number of shares	149,217,974	125,684,658	144,440,667	120,988,786

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, expressed in United States dollars)

For the three and Nine months ended July 31, 2013 and 2012

	Three Months Ended July 31		Nine Months Ended July 31
	2013	2012	2013		2012

Cash flows from operating activities:
Net loss	$(261,031)	$(507,079)	$(694,121	) $	(3,381,239)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and intangible assets	4,838	4,838	14,514		14,514
Amortization of property and equipment	1,132	1,103	3,205		3,309
Accretion expense	-	687	19,381		3,177
Stock based compensation	-	-	168,386		430,856
(Decrease) Increase in deposits and other receivables	(35,234)	(22,222)	(116,122)		(89,680)
Decrease in accounts payable and accrued liabilities	66,402	(131,698)	(92,840)		(544,891)
Gain (loss) on revaluation of derivative warrant liability	(224,106)	(75,736)	(1,070,202)		1,349,945
(Gain) loss on revaluation of embedded derivatives	-	-	(40,750)		-
Net cash used in operating activities	(447,999)	(730,107)	(1,808,549)		(2,214,009)

Cash flows from investing activities:
Purchase of property and equipment	1,678	-	(8,817)		-
Patents	(85,205)	18,004	(112,936)		18,004
Deferred development costs	(57,235)	(36,365)	(258,495)		81,554
Net cash used in investing activities	(140,762)	(18,361)	(380,248)		99,558

Cash flows from financing activities:
Issue of common shares	453,046	828,762	2,139,971		1,674,049
Subscription received	-	-	20,167		-
Bridge loans advances	17,071	-	61,606		634,366
Bridge loan repayments	(17,071)	(93,001)	(193,159)		(222,545)
Net cash provided by financing activities	453,046	735,761	2,028,585		2,085,870

Increase (decrease) in cash	(135,715)	(12,707)	(160,212)		(28,581)

Cash, beginning of period	220,532	28,188	245,029		44,062

Cash, end of period	$84,817	$15,481	$84,817		15,481

Supplemental cash flow information:
Interest paid (Classified in operating activities)	17,071	17,071	66,422		46,008
Income taxes paid	-		-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, expressed in United States dollars)

	Number of	Share capital	Contributed	Equity component	Deficit	Total
	Shares		surplus	0f Bridge loan
		(Note 9)	(Note 12)
Balance as at November 01, 2011	116,149,718	$51,774,555	$25,986,276	$-	$(79,170,059)	$(1,409,228)

Private placement of units for cash	6,344,899	1,040,899	-	-	-	1,040,899
Financing costs	-	(16,457)		-	-	(16,457)
Stock based compensation	-	-	430,856	-	-	430,856
Warrants issued on private placements	-	(356,364)	66,997	-	-	(289,367)
Warrants extended	-	-	358,983	-	(1,322,879)	(963,896)
Warrants exercised	12,075,858	1,499,713	-	-	-	1,499,713
Fair value of warrants exercised	-	558,993	(208,935)	-	-	350,058
Equity portion of bridge loan	-	-	-	1,557	-	1,557
Shares issued on conversion of bridge loan	1,860,080	226,900	-	-	-	226,900
Net loss and comprehensive loss	-	-	-	-	(1,775,065)	(1,775,065)
Balance at October 31, 2012	136,430,555	54,728,239	26,634,177	1,557	(82,268,003)	(904,030)

Balance at November 01, 2012	136,430,555	54,728,239	26,634,177	1,557	(82,268,003)	(904,030)
						-
Private placement of units for cash	9,452,424	1,505,686	-	-	-	1,505,686
Financing costs	-	(35,482)	-	-	-	(35,482)
Stock based compensation	-	-	168,386	-	-	168,386
Warrants issued on private placement	-	(464,855)	153,081	-	-	(311,774)
Warrants extended	-	-	106,996	-	(433,082)	(326,086)
Warrants exercised	5,267,246	689,934	-	-	-	689,934
Fair value of warrants exercised	-	188,326	(47,675)	-	-	140,651
Net loss and comprehensive loss	-	-	-	-	(694,121)	(694,121)
Balance at July 31, 2013	151,150,225	$56,611,848	$27,014,965	$1,557	$(83,395,206)	$233,164

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company currently operates as a developer of magnetic sensor technology and applications of this technology. The Company has not generated revenue through July 31, 2013 and is devoting substantially all of its efforts to the development of its technologies.

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the further development of the Company’s technologies in conjunction with various strategic development partners.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These unaudited interim condensed consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on September 27, 2013.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

2.	GOING CONCERN

These unaudited interim condensed consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the nine months ending July 31, 2013, the Company reported a net loss and comprehensive loss of $694,121 (2012: $3,381,239) a working capital deficiency (current assets less current liabilities excluding derivative warrant liability) of $530,040 (2012: $731,673) and negative cash flow from operations of $1,808,549 (2012: $2,214,009).

The Company continues to focus its development efforts on existing projects in order to develop commercial applications for these projects. It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date, the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic bridge loans.

If the “going concern” assumption were not appropriate for these unaudited interim condensed consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the classifications used for the statement of financial position. In this case, such adjustments could be material.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These unaudited interim condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

b)	Basis of measurement:

These unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s functional currency.

d)	Use of estimates and judgments:

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Refer to the audited consolidated financial statements for the year ended October 31, 2012 for estimates and judgments which remain unchanged as at July 31, 2013.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set out in the audited consolidated financial statements for the year ended October 31, 2012. These statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2012.

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for future accounting periods. The standards which are impacted that are applicable to the Company include:

(a)	IFRS 9 – financial assets

(b)	IFRS 10 – condensed financial statements

(c)	IFRS 11 – joint arrangements

(d)	IFRS 12 – disclosure of interests in other entities

(e)	IFRS 13 – fair value measurement

IFRS 9 proposed amendments are effective for annual reporting periods commencing on January 1, 2015; the proposed amendments for IFRS 10-13 are effective for annual reporting periods commencing on January 1, 2013.

The Company is currently assessing the impact of these proposed amendments.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

6.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey that was, at that time, a strategic development partner of the Company. The Company and the private company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

a)	Maturity date of September 30, 2010.

b)	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%. In July 2011, the interest rate on the promissory note increased to 18%.

c)	Secured by a first priority security interest over all of the assets of the private company.

At October 31, 2012 the balance outstanding was $101,853 and this amount has been fully reserved. The Company served notice to the private company that it was demanding payments under the terms of the promissory note and the security agreement and has received judgment in its favor during the year ended October 31, 2012. The Company continues to pursue collection of this fully reserved note. The outstanding balance of principal and interest at July 31, 2013 is $116,479 which is fully reserved.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

7.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows (Note 20):

At November 1, 2011	$646,606
Additions	71,557
Year ended October 31, 2012	$718,163

At November 1, 2012	$718,163
Additions	276,107
Nine months ended July 31 2013	$994,270

8.	INTANGIBLE ASSETS AND PATENTS

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. There were no additions to intangible assets during the period ending July 31, 2013 (2012-nil).

The Company reported additions of $112,936 to patents during the period ended July 31, 2013 (2012-$nil).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

9.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$

Balance at October 31, 2011	116,149,718	$51,774,555

Private placement of units for cash (Note 15)	6,344,899	1,040,899
Warrants exercised	12,075,858	1,499,713
Warrants issued on private placements (Note 15)	-	(356,364)
Fair value of warrants exercised	-	558,993
Share issued on conversion of bridge loans (Note 16)	1,860,080	226,900
Financing costs	-	(16,457)
Balance at October 31, 2012	136,430,555	$54,728,239

Private placement of units for cash (Note 15)	9,452,424	1,505,686
Warrants exercised	5,267,246	689,935
Warrants issued on private placements (Note 15)	-	(464,855)
Fair value of warrants exercised	-	188,326
Financing costs		(35,483)
Balance at July 31, 2013	151,150,225	$56,611,848

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

9.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’)

b)	Stock Options

A summary of the status of the Company’s fixed stock option plan through July 31, 2013 and changes during the periods is as follows:

	Options	Weighted average
	(000)	exercise price
Outstanding, November 01	11,175	0.47
Granted	2,000	0.35
Expired	(540)	(0.44)
Forfeited	(2,720)	(1.20)
Outstanding, October 31,	9,915	0.24
Granted	1,090	0.30
Expired	(610)	0.40
Outstanding, July 31, 2013	10,395	0.24

During the nine month ended July 30, 2013 the Company issued a total of 1,090,000 (2012 – 2,000,000) stock options to officers, directors and employees. The Company has the following stock options outstanding at July 31, 2013 (Note 20):

Date of issue	# Issued	Strike Price	Expiry Date

April 5, 2011	125,000	0.35	April 5, 2016
October 31, 2011	7,275,000	0.20	October 31, 2016
April 10, 2012	1,905,000	0.35	April 10, 2017
January 22, 2013	1,090,000	0.30	January 22, 2018
	10,395,000

For the nine months ended July 31, 2013 the Company recorded a total expense of $168,386 (2012: $430,856) with respect to the issuance of these options, calculated in accordance with the Black Scholes option-pricing model.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

10.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS

a)	Private Placements

In the nine months ended July 31, 2013 the Company reported total private placement financings pursuant to prospectus and registration exemptions set forth in applicable securities law as below:

	Nine months ending
	July 31,2013	July 31,2012

Common shares issued	9,452,424	11,794,992
Warrants issued	9,452,424	11,794,992
Proceeds realized	$1,505,686	$1,690,506

In the nine months ended July 31, 2013 the Company realized proceeds of $689,934 from the exercise of 5,267,246 common share purchase warrants. (2012 - $1,499,713 proceeds from exercise of 12,075,858 common share purchase warrants).

b)	Derivative Warrant Liability

The following summarizes the change in the balance reported as derivative warrant liability for the nine months ended July 31, 2013:

	July 31,	October 31,
	2013	2012
Balance, beginning of period	$1,061,544	$1,178,691
Fair value assigned in warrants in units issuances	311,774	289,367
Fair value assigned in warrants extended	326,086	963,896
Fair value assigned to warrants issued on settlements of debt	-	306,061
Fair value transferred to share capital for warrants exercised	(140,651)	(348,948)
(Gain) loss on revaluation of warrants	(1,070,202)	(1,327,523)
	$488,551	$1,061,544

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

10.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

c)	Share Purchase Warrants

A summary of the outstanding common share purchase warrants and the changes during the period is as follows (Note 20):

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized

Balance outstanding at October 31,2011	26,672,637	$0.23	-
Exercised	(12,075,858)	(0.12)	1,499,713
Expired	(3,108,792)	(0.15)	-
Granted	8,204,981	0.19	-
Balance outstanding at October 31, 2012	19,692,968	$0.23	-
Exercised	(5,267,246)	(0.13)	689,934
Expired	(85,000)	(0.15)	-
Granted	9,452,424	0.21	-
Balance at July 31, 2013	23,793,146	$0.27	-

11.	BRIDGE LOANS

(a)

On December 2, 2011, the Company secured $285,000 CDN of bridge loans from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 26%) and are convertible at the holder’s option at $0.12 USD per unit. Each unit upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 USD. The term of the loan was extended on a month to month basis in July 2012.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

11.	BRIDGE LOANS (Cont’d)

(b)

On September 4, 2012, the Company secured $125,000 CDN of bridge loans from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 26%) and are convertible at the holders’ option at $0.18 CDN per share. Each unit, upon conversion, includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.22 CDN. This bridge loan was repaid during the quarter ending April 30, 2013.

The outstanding bridge loans at October 31, 2012 are summarized as follows:

	Loan	Loan	Total

Principal	284,514	81,194	365,708
Embedded derivative	-	44,850	44,850
Interest Accrued	62,403	4,816	67,219
Interest Paid	(56,903)	-	(56,903)
Accretion Expense	1,557	26,161	27,718
Gain on revaluation of embedded derivative	-	(4,101)	(4,101)
Equity Portion of Bridge Loan - Conversion Feature	(1,557)	-	(1,557)
Carrying value at October 31, 2012	290,014	152,920	442,934

The outstanding bridge loans at July 31, 2013 are summarized as follows:

	Loan	Total

Principal	284,514	284,514
Interest Accrued	113,615	113,615
Interest Paid	(108,115)	(108,115)
Accretion Expense	1,557	1,557
Equity Portion of Bridge Loan - Conversion Feature	(1,557)	(1,557)
Carrying value at July 31, 2013	290,014	290,014

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

12.	CONTRIBUTED SURPLUS

Balance outstanding at November 1, 2011	25,986,276

Stock based compensation expense relating to stock options issued Note 9)	430,856
Common share purchase warrants
(a) Issued	66,997
(b) Extended	358,983
Fair value of warrants exercised	(208,935)
Balance at October 31, 2012	26,634,177

Stock based compensation expense relating to stock options issued (Note 9)	168,386
Common share purchase warrants
(a) Issued	153,081
(b) Extended	103,485
Fair value of warrants exercised	(44,164)
Balance at July 31, 2013	27,014,965

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

13.	INCOME TAXES

(a)

As of October 31, 2012 the Company has non-capital losses of approximately $20.0 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. These tax losses expire as follows:

		Other
	Canada	foreign	Total
2014	$978,133	$-	$978,133
2015	3,212,751	-	3,212,751
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,403,497	5,254	2,408,751
2027	2,021,152	3,459	2,024,611
2028	10,483	55,519	66,002
2029	2,067,331	463,610	2,530,941
2030	2,794,877	1,471,700	4,266,577
2031	1,683,826	421,724	2,105,550
2032	1,991,469	382,177	2,373,646

	$17,163,519	$2,834,882	$19,998,401

In addition, the Company has available capital loss carry forwards of approximately $1.7 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

14.	EXPENSES

Administration

The components of year to date general and administration expense is as follows ($000):

	2013	2012
General and administrative/other	48	35
Rent and occupancy cost	67	108
Interest expense	62	106
Accretion expense	19	-
Office insurance	46	65
Telephone	14	17
Investor relations, listing and filling fees	41	69
	297	400

Professional, other fees and salaries

The components of year to date professional, other fees and salaries expense is as follows ($000):

	2013	2012
Professional fees	180	159
Consulting fees	628	608
Salaries and benefits	249	300
	1,057	1,067

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

15.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

(a)	Chairman:

In January 2011, the Board of Directors extended the Chairman’s contract on a month to month basis reflecting annual compensation amount of $150,000 CDN.

In the nine months ending July 31 2013 the Chairman was awarded a total of 75,000 options at a strike price of $0.30 per share (2012: 110,000 options at a strike price of $0.35 per share).

The total compensation paid to the Chairman during the period ended July 31 is summarized as follows:

		Stock Based
		Compensation
	Cash Compensation	Expense
	$	$
2013	110,611	11,586
2012	111,660	23,694

(b)	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the period ended July 31, 2013 is as follows:

		Stock Based
		Compensation
	Cash Compensation	Expense
	$	$
2013	408,370	23,172
2012	434,078	159,396

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

16.	COMMITMENTS

(a)	License Agreement:

Reference should be made to the License Agreement disclosures in the audited consolidated financial statements as of October 31, 2012. The license was executed in 2005 between the Company and the University of Toronto and the Ontario Centres of Excellence. The Company is committed to royalties of up to $1 million based on future revenues that it may receive relating to certain technology that was developed by the Company in conjunction with the University of Toronto. To date, the Company reports nil revenues and no liability under the license agreement.

(b)	Operating Leases:

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments for these premises are as follows ($US):

Less than 1 year	$44,000
2-5 years	136,000
More than 5 years	-
$180,000

17.	CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

18.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)	Market Risk:

i.	Foreign exchange risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in a net liabilities position. Management monitors the Canadian net liability position on a periodic basis throughout the course of the year and adjusts the total net monetary liability balance accordingly.

The condensed consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2013	2012

Cash and cash equivalents	$56,229	$9,458
Deposits and other receivables	166,596	122,367
Accounts payable and accrued liabilities	219,785	(409,936)
Bridge loan	-	(257,960)

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

18.	FINANCIAL RISK MANAGEMENT (Cont’d)

(b)	Market Risk: (Cont’d)

A 10% strengthening of the US dollar against the Canadian dollar would have increased the net equity by approximately $3,000 (2012 – approximately $71,000) due to a reduction in the value of net liability balance. A 10% weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect.

ii.	Interest rate risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at July 31, 2013.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

18.	FINANCIAL RISK MANAGEMENT (Cont’d)

(d)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at July 31, 2013, the Company reports a working capital deficiency of $530,040 (measured as current assets less current liabilities excluding the derivative warrant liability) and has certain financial commitments (Notes 15 and 16), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

19.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

20.	SUBSEQUENT EVENTS

The Company reports the following subsequent events:

a)

It issued 1,792,935 common shares via unit private placements and received proceeds of $289,869 CDN (approximately $280,000 US). Each unit consisted of one common share at a price of $0.16 per share and one common share purchase warrant at a price of $0.21 per warrant. The common share purchase warrants issued expire in 12 months from the date of issuance.

b)

The Company reported on August 12th that it received a $4 million contract from a US based oil company to develop a proof of concept prototype. The contract specifies multiple phases and development milestones over the next 8-12 months. Subsequently the Company reported that the full value of the contract, with successful completion of all milestones, could approximate $25 million.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2013 and 2012

20.	SUBSEQUENT EVENTS (Cont’d)

c)

The Company announced on August 19th on the progress of a potential licensing agreement with a US based automotive company. The Company has completed a proof of concept prototype and is now pursuing discussions with industrial manufacturing companies for potential large scale production quantities.

d)

The Company extended the expiry date for a period of 12 months with respect to a total of 728,572 common share purchase warrants originally issued in 2012 and repriced these warrants from the original price of $0.17 per warrant to $0.21 per warrant.

e)	The Company issued a total of 780,000 common stock options to officers, directors and employees. The stock options have a 5 year term through August 2018 at a strike price of $0.27 CDN per share.

**************************************